Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 0981)

INSIDE INFORMATION ANNOUNCEMENT —

CO-INVESTMENT AGREEMENT AND INVESTMENT EXIT AGREEMENT IN RELATION TO PROPOSED ACQUISITION

CO-INVESTMENT AGREEMENT

The Board announces that on 22 December 2014 (after trading hours), SilTech Shanghai, an indirectly wholly-owned subsidiary of the Company, JCET and the IC Fund entered into the Co-investment Agreement to form an investment consortium in connection with the Proposed Acquisition of STATS ChipPAC. The consideration payable by SilTech Shanghai is the RMB equivalent of US$100 million (subject to exchange rate adjustments and the terms of the Co-investment Agreement).

INVESTMENT EXIT AGREEMENT

The Board further announces that on 22 December 2014 (after trading hours), in connection with the Co-investment Agreement, SilTech Shanghai, JCET and Xinchao Group entered into the Investment Exit Agreement, pursuant to which JCET agreed to grant to SilTech Shanghai a put option to sell the shares it acquires pursuant to the Co-investment Agreement.

This announcement is made by the Company pursuant to the inside information provisions under Part XIVA of the SFO and Rule 13.09(2)(a) of the Listing Rules.

As the completion of the Co-investment Agreement is subject to the satisfaction or waiver of a number of conditions, the Co-investment Agreement may or may not proceed. Further, even if the Co-investment Agreement is completed, the Proposed Acquisition by the investment consortium may or may not proceed. There has been no definitive or binding agreement entered into as at the date of this announcement in relation to the Proposed Acquisition and there is no certainty that the Proposed Acquisition will proceed or be completed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

INTRODUCTION

The Board announces that on 22 December 2014 (after trading hours), SilTech Shanghai, an indirectly wholly-owned subsidiary of the Company, JCET and the IC Fund entered into the Co-investment Agreement to form an investment consortium in connection with the Proposed Acquisition. The consideration payable by SilTech Shanghai is the RMB equivalent of US$100 million (subject to exchange rate adjustments and the terms of the Co-investment Agreement).

The Board further announces that on 22 December 2014 (after trading hours), in connection with the Co-investment Agreement, SilTech Shanghai, JCET and Xinchao Group entered into the Investment Exit Agreement, pursuant to which JCET agreed to grant to SilTech Shanghai a put option to sell the shares it acquires pursuant to the Co-investment Agreement.

THE CO-INVESTMENT AGREEMENT

Date: 22 December 2014

Parties:	(i) SilTech Shanghai (ii) JCET (iii) IC Fund

To the Company’s knowledge, the other parties above are third parties independent of the Company.

Investment Commitments

Under the Co-investment Agreement, SilTech Shanghai, JCET and the IC Fund will make a total capital contribution of the RMB equivalent of US$100 million, US$260 million and US$150 million respectively to subscribe for, respectively, 19.61%, 50.98% and 29.41% equity interest in Holdco A.

Under the Co-investment Agreement, Holdco A and the IC Fund will make a total capital contribution of the RMB equivalent of US$510 million and US$10 million respectively to subscribe for, respectively, 98.08% and 1.92% equity interest in Holdco B.

In addition, the IC Fund is committed to providing Holdco B with a shareholder’s loan of US$140 million and is entitled, at any time after the third anniversary of the date on which Bidco becomes a shareholder of STATS ChipPAC, to convert its shareholder’s loan into the equity of Holdco B in accordance with the Co-investment Agreement.

Bidco was established as a wholly-owned subsidiary of Holdco B and will be the entity carrying out the Proposed Acquisition (if and when the Proposed Acquisition proceeds).

Board Composition and Control

According to the Co-investment Agreement, each of the boards of directors of Holdco A, Holdco B and the Bidco will comprise seven directors, of which JCET is entitled to appoint four directors, the IC Fund is entitled to appoint two directors and SilTech Shanghai is entitled to appoint one director.

Lock-up

Each party is required to obtain prior written consent from all other parties if it wishes to transfer its equity interest in Holdco A or Holdco B within 24 months after Bidco becomes a shareholder of STATS ChipPAC, unless it is a transfer to its affiliate or in accordance with the Investment Exit Agreement (in respect of SilTech Shanghai) or the share sale agreement between JCET and the IC Fund (in respect of the IC Fund). JCET cannot transfer its equity interest in Holdco A as long as SilTech Shanghai or the IC Fund holds an equity interest in Holdco A.

Pre-emptive Right

Each of SilTech Shanghai and the IC Fund may sell its equity interest in Holdco A to any third party after the lock-up period provided that the non-selling parties are given the pre-emptive right to purchase such equity interest on the same terms offered by the selling party to the third party. The non-selling parties may agree on the ratio upon which they will take up the equity interest offered.

Tag-along Right

If SilTech Shanghai or the IC Fund wishes to sell its equity interest in Holdco A to a third party after the lock-up period, the non-selling parties may offer to sell their equity interests in Holdco A to the third party on the same terms in accordance with the terms of the Co- investment Agreement. JCET does not benefit from any tag-along right under this clause.

Most Favorable Terms

If any third party independent of SilTech Shanghai takes part in the investment consortium and is given an acquisition yield better than that under the Co-investment Agreement, Siltech Shanghai shall be automatically entitled to the same terms and conditions of such investment.

Conditions Precedent

The Co-investment Agreement is conditional upon, among others, the following conditions precedent being fulfilled:

(i)	Bidco has obtained sufficient funds to implement the Proposed Acquisition;

(ii)	the conditions precedent to Bidco’s pre-conditional offer for the subject company have been satisfied or waived in full;

(iii)	the obtaining of relevant approvals and authorisations.

Termination

The Co-investment Agreement will be automatically terminated if, among others:

(1)	in respect of SilTech Shanghai, when SilTech Shanghai no longer holds any shares in Holdco A, and in respect of the IC Fund, when the IC Fund no longer holds any shares in Holdco A and Holdco B; or

(2)	if and when the Proposed Acquisition is proceeded with, there is sufficient evidence to show that the pre-conditions or conditions relating to approvals and authorisations to which the offer for STATS ChipPAC is subject can no longer be fulfilled, or the pre- conditions or conditions to which the offer for STATS ChipPAC is subject cannot be fulfilled or waived by the long stop date of the offer, or the Proposed Acquisition is terminated for other reasons. The above termination or lapsing of the pre-conditional offer or offer will be subject to the Securities Industry Council of Singapore having no objection to such termination or lapsing.

THE INVESTMENT EXIT AGREEMENT

Date: 22 December 2014

Parties:	(i) SilTech Shanghai (ii)JCET (iii) Xinchao Group

To the Company’s knowledge, the other parties above are third parties independent of the Company.

Put Option

Pursuant to the Investment Exit Agreement, JCET agreed to grant to SilTech Shanghai an option to sell to JCET, on the terms and conditions set forth in the Investment Exit Agreement, all Option Shares at any time after the completion of the Proposed Acquisition.

SilTech Shanghai has the option to sell all the Option Shares to JCET at an exercise price equivalent to SilTech Shanghai’s capital contribution to Holdco A with an annualised effective compounded return rate of between 10% and 12%.

SilTech Shanghai has the right to choose the issuance of shares by JCET or cash or any other payment methods within the range permitted by China’s securities regulatory authorities as JCET’s payment method. JCET and SilTech Shanghai shall sign relevant share transfer agreement within ninety days from the date of SilTech Shanghai and JCET reaching consensus.

Where JCET is required to purchase the Option Shares by way of a share issue and fails to obtain the relevant shareholders’ resolution or approval from the securities regulatory authorities in the PRC within 18 months of the announcement to purchase the Option Shares, SilTech Shanghai can transfer the Option Shares to any third party without JCET’s consent or can oblige Xinchao Group to purchase the Option Shares by way of cash. If such failure to obtain the abovementioned resolutions or approval was caused by JCET or Xinchao Group, the exercise price of the Option Shares mentioned above would be adjusted upwards based on an annualised effective compounded return rate of 15% instead.

Where JCET or its affiliates transfer shares in Holdco A at a price higher than that paid for the Option Shares within 18 months after SilTech Shanghai exercised its put option under the Investment Exit Agreement, the price paid by JCET for the Option Shares will be adjusted upwards accordingly.

REASONS FOR AND BENEFITS OF ENTERING INTO THE CO-INVESTMENT AGREEMENT AND THE INVESTMENT EXIT AGREEMENT

The entering into of the Co-investment Agreement allows the Company to seize the strategic opportunity together with JCET to carry out the Proposed Acquisition. JCET is the largest chip-packaging service provider in China; if and when the Proposed Acquisition is made and completed, JCET is expected to achieve economies of scale and to compete more effectively with other leading global players in the Out-Sourced Assembly and Test (OSAT) industry. Collaborating with JCET meets the Company’s long-term strategy of elevating and enhancing the level and competitiveness of China’s IC manufacturing eco-system and expedites the process of the Company’s strategic objective of forming a world-class semiconductor supply chain in China.

The entering into of the Investment Exit Agreement provides the Group with an opportunity to achieve good financial return on its investment under the Co-investment Agreement. A put option mechanism has been set up in the Investment Exit Agreement, pursuant to which SilTech Shanghai is granted an option to sell the Option Shares on the terms and conditions set forth in the Investment Exit Agreement.

The Company is of the view that entering into of the Co-investment Agreement and the Investment Exit Agreement are in the best interest of the Company and the Shareholders as a whole.

INFORMATION OF SILTECH SHANGHAI AND THE COUNTERPARTIES

SilTech Shanghai

SilTech Shanghai was founded in 2009 and an indirectly wholly-owned subsidiary of the Company. It is mainly engaged in the semiconductor (silicon and various compound semiconductor) integrated circuit chip manufacturing, probing and testing, IC-related development, design services, mask manufacturing, testing and packaging and sale of products (operating with permits, when necessary).

JCET

JCET was founded in 1998 and listed on the Shanghai Stock Exchange in 2003 (stock code: 600584SH). JCET is mainly engaged in research, development, production and sale of semiconductors, electronic components, specialized electrical and electronic equipment, sale of self-support mechanical and electrical products and equipment, import and export of all types of self-support or commissioned goods and technology, raw materials processing and ‘‘three come on repair’’ business. JCET is headquartered in Jiangyin, China, and has five production plants located in Jiangsu Province and Anhui Province.

IC Fund

The IC Fund was incorporated in September 2014. The IC Fund mainly invests in the value chain of IC industry via various approaches, primarily in IC chip manufacturing as well as chip designing, packaging test and equipment & materials. With a mandate from the fund, Sino IC Capital is responsible for the investment selection, execution and exit. Fund investors include CDB Capital, China National Tobacco Corporation, Beijing Yizhuang International Investment and Development Co., Ltd., China Mobile Communications Corporation, Shanghai Guosheng (Group) Co., Ltd., China Electronics Technology Group Corporation, Beijing Purple Communications Technology Group Ltd. and Sino IC Capital, etc.

Xinchao Group

Xinchao Group was established in 2000 with registered capital of RMB54.35 million. Its business scope includes photonics, automation equipment, laser devices, applications, research, development, production and sale of mold, mechanical finishing and investment in electronic, electrical, mechanical and electrical industries. Xinchao Group holds 141,427,284 shares of JCET, representing a stake of 14.36%.

As the completion of the Co-investment Agreement is subject to the satisfaction or waiver of a number of conditions, the Co-investment Agreement may or may not proceed. Further, even if the Co-investment Agreement is completed, the Proposed Acquisition by the investment consortium may or may not proceed. There has been no definitive or binding agreement entered into as at the date of this announcement in relation to the Proposed Acquisition and there is no certainty that the Proposed Acquisition will proceed or be completed. Shareholders and potential investors of the Company are advised to exercise caution when dealing in the Shares.

This announcement is made by the Company pursuant to the inside information provisions under Part XIVA of the SFO and Rule 13.09(2)(a) of the Listing Rules.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms have the following meanings:

‘‘ADS(s)’’ American depositary shares of the Company, each of which represents 50 Shares

‘‘Bidco’’ JCET-SC (Singapore) Pte. Ltd., a company incorporated and wholly- owned by Holdco B in the Republic of Singapore

‘‘Board’’ the board of Directors

‘‘China’’ or ‘‘PRC’’ the People’s Republic of China (for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region of the People’s Republic of China and Taiwan)

‘‘Company’’ Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the Shares of which are listed on the main board of the Hong Kong Stock Exchange and the ADSs of which are listed on the New York Stock Exchange, Inc.

‘‘Co-investment Agreement’’ the co-investment agreement entered into among SilTech Shanghai, JCET and the IC Fund on 22 December 2014 to form an investment consortium, the ultimate purpose of which is to carry out the Proposed Acquisition

‘‘Director(s)’’ the director(s) of the Company ‘‘Group’’ the Company and its subsidiaries

‘‘Holdco A’’ Suzhou Changdian Xinke Investment Co., Ltd.*, a company incorporated by JCET under the PRC laws and to be subsequently capitalised and owned by JCET, SilTech Shanghai and the IC Fund as to 50.98%, 19.61% and 29.41% respectively

‘‘Holdco B’’ Suzhou Changdian Xinpeng Investment Co., Ltd.*, a company incorporated under the PRC laws, equity interest of which is to be held by the Holdco A as to 98.08% and the IC Fund as to 1.92%

‘‘Hong Kong Stock Exchange’’ The Stock Exchange of Hong Kong Limited

‘‘IC Fund’’ National Integrated Circuit Industry Investment Fund Co., Ltd.*, a company incorporated under the PRC laws

‘‘Investment Exit Agreement’’ the investment exit agreement entered into among SilTech Shanghai, JCET and Xinchao Group on 22 December 2014 under which SilTech Shanghai was granted a put option to sell the Option Shares to JCET

‘‘JCET’’ Jiangsu Changjiang Electronics Technology Co., Ltd.*, a company incorporated under the PRC laws, share of which are listed on the Shanghai Stock Exchange (stock code: 600584SH)

‘‘Listing Rules’’ the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘Option Shares’’ the shares acquired and held by SilTech Shanghai in the capital of Holdco A in accordance with the Co-investment Agreement

‘‘Proposed Acquisition’’ the proposed acquisition to be made of all or part of the issued and paid-up ordinary shares in the capital of STATS ChipPAC by JCET, the IC Fund and SilTech Shanghai through Bidco

‘‘RMB’’ Renminbi, the lawful currency of the PRC

‘‘SFO’’ the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

‘‘SGX-ST’’ Singapore Exchange Securities Trading Limited

‘‘Share(s)’’ share(s) of US$0.0004 each in the share capital of the Company

‘‘Shareholder(s)’’ the holder(s) of the Shares

‘‘SilTech Shanghai’’ Siltech Semiconductor (Shanghai) Corporation Limited*, a company incorporated under the PRC laws and an indirectly wholly-owned subsidiary of the Company

‘‘STATS ChipPAC’’ STATS ChipPAC Ltd., a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which are listed on the SGX-ST

‘‘substantial shareholder’’ has the meaning ascribed to it under the Listing Rules

‘‘US’’ or ‘‘United States’’ the United States of America

‘‘US$’’ or ‘‘USD’’ United States dollars, the lawful currency of the United States

‘‘Xinchao Group’’ Jiangsu Xinchao Technology Group Co., Ltd.*, a company incorporated under the PRC laws and a substantial shareholder of JCET

‘%’’ per cent.

Semiconductor Manufacturing International Corporation Dr. Tzu-Yin Chiu
Chief Executive Officer and Executive Director

Shanghai, PRC

22 December 2014

As at the date of this announcement, the Directors are:

Executive Directors

Zhang Wenyi (Chairman)

Tzu-Yin Chiu (Chief Executive Officer)

Gao Yonggang (Chief Financial Officer)

Non-executive Directors

Chen Shanzhi (Li Yonghua as his Alternate)

Lawrence Juen-Yee Lau (Datong Chen as his Alternate)

Zhou Jie

Independent Non-executive Directors

William Tudor Brown

Sean Maloney
Frank Meng
Lip-Bu Tan

Carmen I-Hua Chang

* For identification purposes only